Filed by Banco Bilbao Vizcaya Argentaria, S.A.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company:
Compass Bancshares, Inc.
(Commission File No. 1-31272)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of article 82 of the Spanish Securities Market Act, proceeds by means of the present document to notify the following:

RELEVANT EVENT

BBVA has reached today an agreement for the acquisition of Compass Bancshares, Inc. (“Compass”), a USA banking group, quoted on Nasdaq, and active in Alabama, Texas, Florida, Arizona, Colorado and New México, for a total approximate amount of US$9,600 million. BBVA will pay part of the consideration to Compass shareholders in cash and part in 196,000,000 newly issued BBVA shares or ADSs. The agreement provides that the shareholders of Compass may choose between consideration in cash or in BBVA shares, subject to proration if either election is oversubscribed, as both amounts are predetermined.

The acquisition will be accomplished through mergers and a Binding Share Exchange, and its effect shall be conditioned, according to applicable law, on the approval of the transaction at a shareholders’ meeting of Compass by an affirmative vote of the majority of the outstanding share capital and, as is usual in this type of transaction, to prior receipt of regulatory approvals.

BBVA’s board, once such administrative approvals have been obtained, will propose to its shareholders’ meeting a capital increase for a maximum amount of 196,000,000 shares, where pre-emptive rights will be excluded. This approval will be necessary for the implementation of the transaction.

BBVA shall finance the cash consideration in this transaction with internal resources, among which the funds raised through the sale of its 5,01% stake in Iberdrola. This sale is accomplished through the closing and settlement of hedging positions, “equity swaps” previously agreed, representing gross capital gains of €844,4 million. With the latter divestment BBVA will cease to hold a stake in Iberdrola.

Today, at 11.00 (Madrid time) the transactions shall be presented to analysts and investors. There will be a live webcast of the presentation which may be accessed from BBVA’s corporate site (www.bbva.com) and which will be available for replay at BBVA’s corporate web site during at least the following month.

A press release related to the transaction, which will be disclosed to the media, is attached.

Madrid, February 16, 2007

Press Release 16.02.2007

     BBVA agrees to acquire 100% of Compass
Bancshares for approximately $ 9.600 million
and takes a decisive step in its growth strategy
in the U.S.

The transaction will places BBVA among the top 20 banks in the US, becoming a regional leader in the markets of Texas, Alabama, Arizona and
New Mexico and also with a significant presence in Florida and Colorado

The new BBVA US franchise will reach US$ 47.000 million in assets, US$ 32.000 million in loans, US$ 33.000 million in deposits and 622 branches in a total of 7 states after the transaction

The transaction is the largest acquisition announced in BBVA’s history and presents an excellent strategic fit with BBVA’s recent acquisitions in the US from 2004 to 2006 of Valley Bank, Laredo National Bancshares, Texas Regional Bancshares and State National Bancshares

BBVA will offer Compass shareholders the right, subject to proration, to elect to receive 2.8 BBVA shares or ADS or $71.82 in cash for each Compass share, representing a 16.1% premium over the last ten trading days average

BBVA will finance the acquisition through a capital increase of 196 million shares of BBVA, internal resources coming from the sale of selected stakes and internal capital generation

The transaction allows BBVA to advance its strategy to move towards a more global group and after the transaction the US will contribute approximately 10% of group’s earnings

Compass, with total assets of US$ 34.200 million, a network of 417 branches and a net profit of US$ 460 million, will notably increase the growth capacity of BBVA US in retail and SMEs banking and in other business, such as insurance and credit cards

Press Release

BBVA has announced today a definitive agreement to acquire 100% of the shares of Compass Bancshares Inc. for a value of approximately US$ 9.600 million, taking a decisive step in its growing strategy in the US. BBVA will offer Compass shareholders the right, subject to proration, to elect to receive 2.8 BBVA American Depositary Shares or US$71.82 in cash for each Compass share, representing a 16.1% premium over the last ten trading days average. With this transaction BBVA US will place BBVA among the top 20 banks in the US with a franchise of 622 branches, US$ 47.000 million in assets, the regional leadership in the markets of Texas, Alabama, Arizona and New Mexico and a significant presence in Florida and Colorado. The US franchise, after the transaction, will contribute approximately to 10% of the group’s earnings, showing an important advance in BBVA’s strategy to move towards a more global financial group

The transaction, subject to regulatory and shareholder approvals, has been approved by the by the Board of Directors of BBVA and Compass. The transaction is expected to create value for BBVA shareholders and to provide an excellent fit with BBVA’s growth profitable strategy. At the same time, the transaction is attractive for Compass shareholders and permits the integration of Compass into one of the more profitable and efficient global franchises.

With this transaction BBVA strengthens its presence in the southern US, one of the most attractive financial markets in the country, where BBVA has been present through its acquisitions of Laredo National Bancshares in 2005 and State National Bancshares and Texas Regional Bancshares in 2006. It also highlights the excellent strategic fit with BBVA’s franchise in the US.

For BBVA, Compass represents a platform with an excellent positioning in the “Sunbelt” area from California to Florida, which is considered an attractive region in the US due to its high growth rates, and is an attractive geographical fit with the areas of interest for BBVA, complementing prior areas covered perfectly.

Established in 1970, and based in Birmingham (Alabama), Compass has a presence in the retail, wholesale and private banking segments with 417 branches distributed between Texas (165), Alabama (90), Arizona (74), Florida (44), Colorado (33) and New Mexico (11). Additionally, Compass has a relevant credit card business, ranked among the 35 main US credit cards issuers.

Financially, Compass has runnered up for its high growth volumes and has a good mix of profitability, credit quality and efficiency combined with an outstanding brand awareness. BBVA’s management team is a respected management team by the market, investors and the press community.

Since its establishment, Compass has been awarded by Forbes as one of the best managed companies in the US, obtaining the “Mergent Achiever Award” for its consistent dividend growth and the “Greenwich Research” for its customer satisfaction levels. The entity has traded in NASDAQ since 1984.

Press Release

Compass shareholders that receive BBVA shares in the transaction will be able to participate in BBVA’s franchise, one of the most profitable financial institutions in Europe, with top franchises in Spain, Latin America and US, and with a solid track record in shareholder’s value creation.

Improvement of BBVA’s positioning

With the acquisition of Compass, in less than 4 years BBVA will become the largest financial institution in the “Sunbelt” region, after its acquisitions of Valley Bank, Laredo National Bancshares, State National Bancshares and Texas Regional Bancshares, with $47 billion in assets and 622 branches in a market with a total population of 101 million.

Geographically, the new BBVA US will be a regional leader (excluding national players) in the key metropolitan areas of Texas, situated within the top 3 ranking in the state of Alabama, top 5 in Arizona and top 8 in New Mexico, with a remarkable presence in Florida and Colorado.

Furthermore, the acquisition fits well with BBVA’s policy of high growth and low risk acquisitions.

BBVA was represented in the transaction by Morgan Stanley & Co. Inc. and Cleary Gottlieb Steen & Hamilton LLP, respectively, as financial and legal advisors.

A strategic transaction that creates value

The acquisition of Compass Bancshares is a great fit with BBVA’s goal of non-organic growth transactions, both strategically and financially.

On one hand, the acquisition of Compass fits well with BBVA’s defined strategy of moving forward to a more global and international structure for BBVA. This transaction is a significant change for BBVA’s structure in the US as it will create a geographical diversification of earnings at the group level generating a significant increase of BBVA USA franchise weight in the BBVA Group’s business and profits. After the acquisition, the US business will contribute approximately 10% of the group’s earnings and 10% of the Group’s assets.

BBVA will finance this transaction through a capital increase of approximately 52% of the aggregate value of the acquisition (approximately US$ 9,600 million) and internal resources coming from a well-balanced sale of selected stakes in its industrial portfolio – in which Iberdrola is included- , combined with the internal capital generation.

Taking into account the capital increase, the sale of stakes from its industrial portfolio and the internal capital generation, the resulting core capital for BBVA Group as of December 2007 is expected to be 5.50%.

BBVA is a financial group with more than US$ 520 Bn in total assets, 35 million clients, 7.500 branches and approximately 100.000 employees in 35 countries. The

Press Release

BBVA Group maintains a leadership positioning in Spain, Mexico and Latin America and has started a growth and diversification strategy in the USA and Asia. Compass acquisition fits in its goal of becoming a global Group with a strong presence in high growth markets.

Forward-Looking Statements

Information set forth in this release contains forward-looking statements, which involve a number of risks and uncertainties. BBVA cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving BBVA and Compass, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of BBVA or Compass shareholders to approve capital increase or the transaction, respectively; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in BBVA’s and Compass’ filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. BBVA disclaims any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information About this Transaction

In connection with the proposed transaction, BBVA will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a proxy statement of Compass that also constitutes a prospectus of BBVA. Compass will mail the proxy statement/prospectus to its stockholders. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by BBVA and Compass with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by Compass’s website at www.compassbank.com under the tab “Investor Relations” and then under the heading “SEC Filings”.

This release does not constitute an offer of securities for sale.

Participants in this Transaction

BBVA, Compass and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about BBVA’s executive officers and

Press Release

directors in BBVA’s Form 20-F filed with the SEC on July 7, 2006. You can find information about Compass’ executive officers and directors in their definitive proxy statement filed with the SEC on March 17, 2006. You can obtain free copies of these documents from the BBVA and Compass using the contact information above.